SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 20 May 2010
Commission File Number: 001-14958
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH, England
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
 Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C. Forward
David C Forward
Assistant Secretary

Date: 20 May 2010

ANNEX 1 - SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 20 May 2010
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc – Results for the year ended 31 March 2010’

20 May 2010
National Grid plc
Results for the year ended 31 March 2010
HIGHLIGHTS
•	Strong performance
•	Earnings per share up 14%[1]

•	8% increase recommended in full year dividend; policy reaffirmed to 2012

•	Good progress with US rate case filings

•	Capital investment of £3.3bn; in line with plans
•	Capital investment plan of £22bn targeted over the next five years

•	Fully underwritten rights issue announced to raise £3.2bn after expenses
•	Full details are set out in a separate announcement released today
•	Positive outlook for 2010/11 with current trading in line with our expectations
FINANCIAL RESULTS FOR CONTINUING OPERATIONS

(£m, at actual exchange rate)	Year ended 31 March
	2010	2009		% change

Business performance[1]
Operating profit	3,121	2,915		7
Pre-tax profit	1,974	1,770		12
Earnings	1,418	1,250		13
Earnings per share	57.4p	50.2p	[2]	14

Statutory results
Operating profit	3,293	2,623		26
Pre-tax profit	2,193	1,394		57
Earnings	1,386	919		51
Earnings per share	56.1p	36.9p	[2]	52

Dividend per share	38.49p	35.64p		8

Steve Holliday, Chief Executive, said:
“We have delivered another year of strong operational and financial performance. Our pre-tax profit increased by 12%, earnings per share increased by 14% and we are recommending an 8% increase in our full year dividend. I am particularly pleased with our reliability performance in the UK and US. We are delivering improvements in customer satisfaction in all of our businesses. We continue to make progress in our priority areas: ensuring appropriate regulatory arrangements, delivering investments and making further efficiencies. I’m delighted to report that the run rate of synergy savings from KeySpan has now exceeded $150m.
These excellent results clearly demonstrate that National Grid’s strategy continues to deliver. Our performance in the first weeks of 2010/11 is encouraging and we are confident that this will be another year of growth. We believe that the rights issue announced today will give us the scope and appropriate financial flexibility to deliver the Group’s strategy.”

[1] Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historic generation investment and related contractual commitments that were not recovered through the sale of those investments. Further details are provided in Note 3 on page 25. A reconciliation of Business performance to Statutory results is provided in the consolidated income statement on page 17.

[2] In accordance with IAS 33, comparative period amounts have been restated as a result of shares issued via scrip dividends.

National Grid
2009/10 Full Year Results

CHIEF EXECUTIVE’S REVIEW
Last year I reaffirmed that our priorities for 2009/10 were to focus on regulation both in the US and UK, deliver disciplined investment and continue to deliver cost savings and drive for efficiency.
Regulatory filings in the US
We have continued to make good progress in the US, receiving decisions on rate case filings for upstate New York Gas (NMPC), New Hampshire Gas (Energy North), Massachusetts Electric and Rhode Island Electric (Narragansett) during 2009/10. On 20 May 2009 the new rates agreed with the New York Public Service Commission (NYPSC) for the NMPC gas distribution business came into effect. These provided for a 13.7% increase in revenues, an allowed return on equity of 10.20% and importantly introduced new mechanisms to decouple revenues from volumes transported as well as ‘true-ups’ for pensions and the impact of commodity price changes on bad debts. New rates for Massachusetts Electric came into effect on 1 January 2010 providing for a 6.9% increase in revenues and an allowed return on equity of 10.35%. Again, this outcome included appropriate frameworks for volume decoupling and ‘true-ups’ for pensions and bad debts.
In addition, this year we have benefited from a full year’s performance in our Long Island generation business reflecting the rates agreed with the Federal Energy Regulatory Commission (FERC) in January 2010, which retrospectively came into effect from 1 February 2009. These have delivered an 18.1% increase in revenues and an allowed return on equity of 10.75%.
We were, however, disappointed with the decisions from the Rhode Island Public Utilities Commission on the rate case filing for Narragansett Electric and the New Hampshire Public Utilities Commission on the rate case filing for Energy North. We have considered our position in both cases and for Narragansett Electric have already submitted a filing to the Rhode Island Supreme court requesting that the court hear our appeal of the Commission’s decision. We will, in parallel, be filing a new rate case this year. We have decided that both our gas and electricity distribution rate plans in New Hampshire, which together represent less than 2% of our US rate base, do not enable us to meet long term customer needs and earn acceptable returns Therefore, we have decided to evaluate options to allow us to exit both these businesses.
In the last quarter of 2009/10 we also completed the rate case filings for upstate New York Electric (NMPC) for $369m a year, as adjusted, of additional transmission and distribution revenue with effect from January 2011. We expect a decision in December 2010. In April 2010, we submitted a rate case filing for our Massachusetts Gas companies requesting additional revenue of $106m a year effective November 2010. A decision is expected in October 2010.
We remain confident that our continued programme of regulatory development will deliver appropriate, forward looking rate cases for all of our US business.
Regulatory developments in the UK
In the UK we have continued constructive dialogue with Ofgem in relation to their review of the UK regulatory regime (the ‘RPI-X@20’ review). We expect discussions to continue into the early summer of 2010 with Ofgem submitting final recommendations to their board later in the summer prior to a final consultation with industry in the autumn of this year. In parallel, we have also supported Ofgem with its Project Discovery, examining the adequacy of current energy market arrangements to meet the challenges of achieving climate change targets and ensuring both security of supply and affordability for customers.
In July 2009 we established the team within the Transmission business in the UK to manage our submissions to the Transmission Price Control Reviews. The current price controls end on 31 March 2012. Ofgem have however announced that there will be a one year roll-over of the existing price

National Grid
2009/10 Full Year Results

controls to 31 March 2013, although they have only recently consulted on the scope of this ‘roll-over’. We anticipate a full review of capital expenditure in this roll-over year (2012/13) and a less detailed review of operating costs, cost of capital and pension costs. Recently, we have also established the team that will lead our response to the UK Gas Distribution Price Control Review which runs to 31 March 2013. We expect the full Transmission and Distribution Price Controls to run concurrently.
Disciplined investment programme
In 2009/10, we delivered a £3.3bn capital expenditure programme, supported by our current rate plans and long term contracts. This is in line with our planned target of £3.4bn. This has increased our UK and US asset bases by 8% and 3% respectively. In 2010/11 we plan to invest around £3.9bn, including joint ventures, supported by our current rate plans and long term contracts. We forecast that over the next five years capital expenditure will increase significantly — totalling approximately £22bn in aggregate.
Over the year, our net debt has fallen to £22.1bn from an opening position of £22.7bn. This is reflective of the strong operating cashflow of the group and the weakening of the US dollar against sterling.
The effective interest rate on treasury managed debt for our businesses in 2009/10 was 4.6%.
Driving efficiency via the global operating model
We continue to embed our global operating model into our business. Through this we are standardising processes across the business in order to improve efficiency and productivity.
We have made solid progress against our targets in 2009/10. The integration of KeySpan is progressing well. As at 31 March 2010 the run rate of synergy savings was $159m and we remain on track to deliver the forecast $200m savings by August 2011.
In addition, we have made annualised procurement savings amounting to more than £160m, much of which is related to the purchase of new fixed assets for our substantial capital investment programme. These savings have been achieved through both leveraging our global procurement ability and working closely with supply chains to achieve significant reductions in delivery times.
Although we will continue to see cost pressures associated with our growing asset base, we continue to drive productivity throughout all our businesses. Real controllable costs (excluding bad debts) reduced by 2% this year and as expected our efficiency metric4 has improved to 7.6%.
Security of supply and climate change
We remain focused on playing a leading role in addressing the longer term issues of security of supply and climate change facing the energy industry.
In the US we have received approval to build initially 5MW of regulated distributed solar energy generation in Massachusetts. This investment will earn the same return as that awarded in the distribution rate case, 10.35%. During the year we were also awarded $2.1m by the US Department of Energy to develop smart grid work force training. This matches a similar amount from the upstate New York electricity rate case. Finally, both New York and Massachusetts state regulators approved our enlarged energy efficiency programmes. These will help us to attain our climate change objectives as agreed by the relevant states and provide us the opportunity to earn enhanced incentives.

[3] A description of this metric can be found on page 14

National Grid
2009/10 Full Year Results

In the UK we continue to work closely with Ofgem in response to the reports from the Electricity Networks Strategy Group. This includes actively progressing preliminary work on the infrastructure investment required to facilitate early connection of new renewable generation assets, for which we have now agreed funding of over £200m to 2012 for both design and construction activities. In parallel, we are making steady progress on the development of new regulatory frameworks to enable rapid and efficient connection of new renewable generation. On both sides of the Atlantic we are working with developers on renewable gas demonstration plans.
DIVIDEND
We intend to maintain our policy of 8% per annum growth until 31 March 2012 after adjusting the dividend to take account of the bonus element of the rights issue. Beyond 2012, we intend to pursue a policy that targets real growth in dividends reflecting the growth prospects of the business. In line with this policy, the Board has recommended a final dividend of 24.84p per ordinary share ($1.7737 per American Depository share (ADS)), bringing the full-year dividend to 38.49p per ordinary share ($2.9217 per ADS). The final dividend is to be paid on 18 August 2010 to shareholders on the register as at 4 June 2010.
An option for a scrip dividend was approved at the Annual General Meeting in July 2009. The take up of this option was 25% for the 2008/09 final dividend and 20% for the 2009/10 interim dividend. We plan to offer a similar option for the 2009/10 final dividend.
OUTLOOK
We expect to see continued growth in 2010/11 across all our businesses. Our UK regulated revenues are subject to RPI-X indexation at the start of each financial year. For the purpose of setting revenue for 2010/11 the average RPI-X element of the rate increases was 0.2%. In addition both the UK and US businesses are expected to recover timing related items.
We expect our financing costs in 2010/11 to continue to benefit from current low interest rates, although the pick up in inflation will impact index linked debt. Our tax rate is expected to return to previous higher levels. In 2010/11 we plan to invest around £3.9bn including joint ventures, supported by our current rate plans and long term contracts.
We believe that the rights issue announced today will give us the scope and appropriate financial flexibility to deliver the Group’s strategy. In particular, we believe it will allow the Group to fund a significant increase in capital investment, whilst maintaining single A credit ratings for its UK operating companies.

National Grid
2009/10 Full Year Results

BASIS OF PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis, at actual exchange rates. Business performance represents the results for continuing operations before exceptional items, mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting, and US stranded cost recoveries. Commentary provided in respect of results after exceptional items, mark-to-market remeasurements and US stranded cost recoveries is described as ‘statutory’.
REVIEW OF RESULTS AND FINANCIAL POSITION

Operating profit	Year ended 31 March
(£m)	2010	2009	% change

Revenue and other operating income	14,007	15,687	(11)
Operating costs	(9,698)	(11,650)	17
Depreciation and amortisation	(1,188)	(1,122)	(6)
Operating profit – actual exchange rate	3,121	2,915	7
Operating profit – constant currency	3,121	2,888	8

Operating profit was £3,121m, up 7% on the prior year (up 8% on a constant currency basis4). This was primarily driven by strong results in our Transmission and Electricity Distribution and Generation businesses.
Net finance costs were £1,155m, flat on the prior year. Profit before tax was up 12% to £1,974m. The tax charge on profit was £553m, £36m higher than the prior year, resulting in an effective tax rate for the year of 28% (down from 29.2% in 2008/09).
Earnings were £1,418m, up 13% on the prior year. Earnings per share increased 14% from 50.2p (adjusted for the scrip dividend) last year to 57.4p.
Exceptional items, remeasurements and stranded cost recoveries for continuing operations decreased earnings by £32m after tax. Exceptional items include restructuring and environmental costs. A detailed breakdown of exceptional items, remeasurements and stranded cost recoveries can be found on page 25.
Operating cash flows from continuing operations, before exceptional items, remeasurements, stranded cost recoveries and taxation, were £810m higher than the prior year at £4,146m.
Organic investment in our continuing businesses was £3.3bn, flat on the previous year.
Our net debt reduced to £22.1bn at 31 March 2010 compared with £22.7bn at 31 March 2009. This mainly reflected the weakening of the US dollar over the year.
Our average return on equity5 was 11.3% over the three year period ending 31 March 2010, compared with 10.8% over the three year period ending 31 March 2009. In 2009/10 the annual return was 15%, up on the prior year, largely reflecting UK inflation. Interest cover5 at 31 March 2010 was 3.9x, up from 3.1x at 31 March 2009, mainly reflecting strong business cash flows and a lower interest charge.

[4] ‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the year ended 31 March 2010, which was $1.58 to £1.00. The average rate for the year ended 31 March 2009 was $1.54 to £1.00.

[5] A description of these metrics can be found on page 14.

National Grid
2009/10 Full Year Results

REVIEW OF TRANSMISSION OPERATIONS

Summary results	Year ended 31 March
(£m)	2010	2009	% change

Revenue and other operating income	3,880	3,937	(1)
Operating costs	(1,984)	(2,227)	11
Depreciation and amortisation	(432)	(409)	(6)
Operating profit – actual exchange rate	1,464	1,301	13
Operating profit – constant currency	1,464	1,297	13

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2010	2009	% change

UK	1,311	1,126	16
US	153	171	(11)
Operating profit	1,464	1,297	13

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2010	2009	% change

UK	1,254	1,259	–
US	240	182	32
Capital investment	1,494	1,441	4

Rate base*
	2009/10	2008/09	% change

UK regulatory asset value (£m)	12,033	11,001	9
US rate base ($m)	1,117	1,032	8

Returns
	2009/10	2008/09

UK operational return (real)
Electricity transmission	6.6%	4.7%
Gas transmission	7.6%	6.9%
US regulatory return on equity** (nominal)
New England ***	11.8%	11.8%

* Details of returns and rate base for all rate plans can be found at www.nationalgrid.com. National Grid’s estimate of US rate base: regulatory filings or an alternative US GAAP invested capital measure where either recent rate base filings are not available or where the actual filed rate base currently excludes certain regulatory asset balances.

** Weighted average return on equity based on regulatory asset value.

*** In New York, our electricity, transmission and distribution activities (including our stranded cost recoveries) make a combined regulatory filing each calendar year. The combined New York rate base and returns are reported in our Electricity Distribution and Generation line of business.

National Grid
2009/10 Full Year Results

Transmission delivered a very strong performance during the year. Operating profit increased by £163m. This was primarily driven by allowed increases in net regulated income of £142m. The largest component of this was UK net regulated income which increased by £133m, largely as a result of above-inflation revenue increases under the price control allowance. An under-recovery of income of £80m in the UK and £4m in the US will be carried forward to 2010/11. In addition UK incentive scheme performance increased operating profit by £35m and a reduction in controllable costs increased operating profit by £23m. Other items reduced operating profit by £33m. This was mainly the result of the French Interconnector returning to more normal levels as expected. Movement in the dollar exchange rate had a £4m year-on-year negative effect on operating profit.
Capital investment in Transmission was £1,494m. This mainly related to UK electricity transmission investment, which included the Thames Estuary reinforcement, our London cable tunnels project and transmission investment in renewable generation (TIRG). Investment in our US transmission networks included reliability spend in New York and investment in the New England East-West Solution (NEEWS) project, where we earn an enhanced Federal Energy Regulatory Commission (FERC) return on equity of 12.89%. These investments resulted in increases in our Transmission UK regulatory asset value and US rate base by 9% and 8% respectively, as compared to the prior year. In 2009/10 we have sanctioned a number of large UK projects including the connection of renewables and nuclear generation.
We measure the financial performance of our UK regulated business using an operational return metric. In our electricity and gas transmission businesses we achieved operational returns of 6.6% and 7.6% respectively, outperforming our regulatory assumptions for the year. The main contributing factor was strong incentive performance, particularly in managing system balancing costs and maintaining high levels of network reliability.
In the US we measure our financial performance against the allowed regulatory return on equity, the basis used by our regulators in the US for setting rates. In New England we achieved a weighted average 11.8% return on equity, in line with the prior year. Our New York electricity transmission and distribution businesses currently operate under a single rate plan; this rate base and return are reported in our Electricity Distribution and Generation line of business.

National Grid
2009/10 Full Year Results

REVIEW OF GAS DISTRIBUTION OPERATIONS

Summary results	Year ended 31 March
(£m)	2010	2009	% change

Revenue and other operating income	5,226	6,254	(16)
Operating costs	(3,715)	(4,621)	20
Depreciation and amortisation	(374)	(349)	(7)
Operating profit – actual exchange rate	1,137	1,284	(11)
Operating profit – constant currency	1,137	1,268	(10)

Operating profit by geographical segment	Year ended 31 March
(£m, at constant currency)	2010	2009	% change

UK	723	672	8
US	414	596	(31)
Operating profit	1,137	1,268	(10)

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2010	2009	% change

UK capex	205	173	18
UK repex	465	425	9
US	409	421	(3)
Capital investment	1,079	1,019	6

Rate base*
	2009/10	2008/09	% change

UK regulatory asset value (£m)
Gas Distribution	7,001	6,550	7
US rate base ($m)
New York	5,352	5,156	4
New England**	2,066	2,016	2

Returns
	2009/10	2008/09

UK operational return (real)
Gas Distribution	6.3%	5.8%
US regulatory return on equity (nominal)***
New York	9.4%	10.2%
New England**	3.6%	7.8%

* Details of returns and rate base for all rate plans can be found at www.nationalgrid.com. National Grid’s estimate of US rate base: regulatory filings or an alternative US GAAP invested capital measure where either recent rate base filings are not available or where the actual filed rate base currently excludes certain regulatory asset balances.

** 2008/09 rate base restated to exclude $937m of goodwill

*** Weighted average return on equity based on regulatory asset value

National Grid
2009/10 Full Year Results

Gas Distribution operating profit decreased by 11% during the year to £1,137m, primarily driven by timing related items in the US. UK net regulated income increased by £65m, largely as a result of above-inflation revenue increases under the price control allowance. US net regulated income decreased by £177m, largely as a result of timing and a one off Long Island property tax recovery item. Revenue increases in our rate plans increased operating profit by £32m and timing items reduced operating profit by £115m. In addition the economic impact on volumes reduced operating profit by £38m. Other items reduced operating profit by £19m. The year-on-year movement in exchange rates decreased operating profit by £16m. The UK and US regulated businesses will carry forward an under recovery of £20m and £55m of income respectively to 2010/11.
Despite a severe winter, our UK Gas Distribution operations met all but one of their customer service targets. Our US Gas Distribution operations met or exceeded all their regulatory targets for system performance and customer satisfaction.
During the period, together with our gas distribution alliance partners, we have replaced over 2,000km of gas mains in the UK, resulting in total replacement expenditure (repex) of £465m, up 9% on last year. In the US, in addition to investment in replacing ageing network infrastructure, we added around 44,000 new gas customers during 2009/10. Overall, our investment in network infrastructure projects in the UK and US resulted in total capital expenditure (including repex) of £1,079m.
We measure the financial performance of our UK regulated business using an operational return metric. We achieved a 6.3% operational return, significantly outperforming regulatory assumptions. This was mainly as a result of outperformance on operating expenditure and incentives.
In New York, we achieved a weighted average 9.4% regulatory return on equity. This is largely as a result of outperformance of base allowed returns in our downstate New York gas businesses where we achieved 10.5% in Long Island and 11.2% in New York. This was slightly offset by the Niagara Mohawk gas business return which does not include a full year of the new rate plan. Our New England businesses are not currently earning their allowed returns, achieving a weighted average 3.6% regulatory return on equity. We have recently filed a new rate case for Massachusetts and our Narragansett business return has been impacted by an increase in bad debts.
We continue to make good regulatory progress in the US. On 14 May 2009 our Niagara Mohawk gas rate case, recommended by the New York Public Service Commission (NYPSC) staff, was approved in full with a base allowed return of 10.2% and provided for a $39m increase in revenues. The revenue increase came into effect on 20 May 2009. The rate case settlement included a year two update. In compliance with the agreement, we filed for a $14m revenue increase. We have received conditional approval and new rates will be effective 20 May 2010. On 29 May 2009 the New Hampshire gas rate case (covering around 1% of our US rate base) was approved. We were disappointed with the allowed return on equity of 9.54%, which is out of line with other regulatory decisions. We have decided that both our gas and electricity distribution rate plans in New Hampshire, which together represent less than 2% of our US rate base, do not enable us to meet long term customer needs and earn acceptable returns. Therefore, we have decided to evaluate options to allow us to exit both these businesses. On 16 April 2010 we filed the Massachusetts rate cases. This included a filing for Colonial Gas and a combined filing for Boston and Essex Gas. We are proposing an 11.3% return on equity, a revenue increase of $106m and revenue decoupling, capital investment, bad debt and pension and healthcare trackers. On 29 January 2010 we made a compliance filing seeking recovery of site investigation and remediation costs for our New York downstate gas companies. If approved, these companies will begin recovering approximately $65m per year beginning January 2011.

National Grid
2009/10 Full Year Results

REVIEW OF ELECTRICITY DISTRIBUTION AND GENERATION OPERATIONS

Summary results	Year ended 31 March
(£m)	2010	2009	% change

Revenue and other operating income*	3,963	4,537	(13)
Operating costs	(3,380)	(4,054)	17
Depreciation and amortisation	(209)	(218)	4
Operating profit – actual exchange rate	374	265	41
Operating profit – constant currency	374	258	45

Operating profit by principal activities	Year ended 31 March
(£m, at constant currency)	2010	2009	% change

Electricity distribution	263	205	28
Long Island transmission and distribution services	41	23	78
Long Island generation	70	30	133
Operating profit	374	258	45

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2010	2009	% change

Electricity distribution	338	317	7
Long Island generation	34	38	(11)
Capital investment	372	355	5

Rate base**
	2009/10	2008/09	% change

US rate base ($m)
New York	4,227	4,124	2
New England	2,162	2,190	(1)

Returns
	2009/10	2008/09

US regulatory return on equity (nominal)***
New York	5.9%	6.7%
New England	2.6%	5.9%

* Excludes revenue from stranded cost recoveries.

** Details of returns and rate base for all rate plans can be found at www.nationalgrid.com. National Grid’s estimate of US rate base: regulatory filings or an alternative US GAAP invested capital measure where either recent rate base filings are not available or where the actual filed rate base currently excludes certain regulatory asset balances.

*** Weighted average return on equity based on regulatory asset value.

National Grid
2009/10 Full Year Results

Electricity Distribution and Generation delivered a strong performance during the year. Operating profit increased by 41% to £374m, primarily driven by rate increases in our Long Island Generation business and the absence of severe storms. Regulated net income increased operating profit by £35m, including rate increases in our generation business that increased operating profit by £42m. An under-recovery of income of £40m will be carried forward to 2010/11. In addition the absence of the severe ice storms which hit our service territory in December 2008 increased operating profit by £80m relative to the prior year. Other items increased operating profit by £1m. The weakening of the dollar had a £7m year-on-year negative impact on operating profit.
Our US Electricity Distribution operations met or exceeded all their regulatory targets for system performance and customer satisfaction.
Capital expenditure was up 5% on the prior year at £372m. The investment was principally driven by higher spend on line reliability enhancement programmes and substation asset condition improvements.
We measure our US financial performance against the allowed regulatory returns on equity, the basis used by our regulators in the US for setting rates. In New England we achieved a weighted average 2.6%. This includes Massachusetts and Rhode Island Electric. In both businesses the new rate plans which have been agreed are not included in the returns. In New York we achieved a weighted average of 5.9%. This includes our upstate New York electricity business where we recently filed a new rate plan.
We continue to make good progress in our electric rate cases. The Massachusetts electric rate plan was approved on 30 November 2009 with a base allowed return on equity of 10.35% and a $42m rate increase effective 1 January 2010. In addition we have agreement to recover $24m over four years from 2011 in relation to past storm costs. The plan also includes volume decoupling, annual trackers for capital investment and pension and healthcare costs and improved allowance for bad debt. On 5 January 2010 the Federal Energy Regulatory Commission (FERC) approved the agreement with the Long Island Power Authority, which included a $65.7m rate increase effective 1 February 2009 and a 10.75% return on equity. In addition the agreement includes annual trackers for pension and healthcare costs as well as capital expenditure. On 9 February 2010 and confirmed in a later order, the Rhode Island rate plan was approved, providing an allowed return on equity of 9.8% and a $23m increase in revenue effective 1 January 2010. Although we received an improved allowance for bad debt, we did not receive approval of volume decoupling or annual trackers for capital investment and pension and other post-employment benefits costs. We are disappointed with the outcome and, on 20 April 2010, we filed a petition with the Rhode Island Supreme Court requesting that it review the legality and reasonableness of the regulator’s decision.
On 29 January 2010 (as amended on 3 May 2010) we filed a three-year electric rate plan for Niagara Mohawk for an increase in annual transmission and distribution revenue of $369m, effective 1 January 2011. We have also requested volume decoupling and a tracker for capital investment in addition to an 11.1% return on equity.

National Grid
2009/10 Full Year Results

REVIEW OF NON-REGULATED AND OTHER ACTIVITIES

Summary results	Year ended 31 March
(£m)	2010	2009	% change

Revenue and other operating income	741	750	(1)
Operating costs	(422)	(539)	22
Depreciation and amortisation	(173)	(146)	(18)
Operating profit	146	65	125

Operating profit by principal activities	Year ended 31 March
(£m, at actual exchange rate)	2010	2009	% change

Metering	162	133	22
Grain LNG	51	21	143
Property	6	1	-
Sub-total operating profit	219	155	41

Corporate and other activities	(73)	(90)	19
Operating profit	146	65	125

Capital investment	Year ended 31 March
(£m, at actual exchange rate)	2010	2009	% change

Metering	121	137	(12)
Grain LNG	117	213	(45)
Property	15	9	67
Other	54	68	(21)
Capital investment	307	427	(28)

National Grid
2009/10 Full Year Results

Operating profit from our Non-regulated and other activities increased by 125% during the year to £146m. This very strong performance mainly reflected an increase in operating profit in our Metering and Grain LNG businesses. As reported last year, we have taken action to defer property sales in order to preserve value in the current challenging market conditions. This has resulted in operating profit in our Property business remaining similar to last year at £6m.
Operating profit in our Metering business increased by £29m. This was primarily driven by inflationary price increases and lower controllable costs. In February 2008, the Gas and Electricity Markets Authority (GEMA) issued a decision to fine us £41.6m for a breach of the UK Competition Act 1998. The fine was reduced on appeal to the Competition Appeal Tribunal and on 23 February 2010 further reduced to £15m by the Court of Appeal. On 22 March we sought leave to appeal the Court of Appeal’s judgement to the Supreme Court.
Our OnStream business has launched an innovative smart metering package which incorporates an electricity smart meter and a standalone gas smart meter. We will be carrying out a series of small field trials this summer with two energy suppliers before a larger scale rollout.
Our Grain LNG business delivered an operating profit of £51m, an increase of £30m on the prior year, as a result of Phase II being operational for the whole year. Capital expenditure reduced to £117m as a result of the completion of Phase II. Phase III construction commenced in July 2008 and is planned to be completed in the winter of 2010. This will add a further LNG tank and a second unloading jetty, increasing the total annual capacity of the terminal to around 15m tonnes, representing around 20% of total UK gas demand. These investments are underpinned by long-term, take-or-pay contracts, which deliver an index-linked revenue stream.
JOINT VENTURES
BritNed, a 50/50 joint venture with TenneT (the Dutch electricity transmission owner), is on target for completion of the 260 km electricity link between the UK and the Netherlands by December 2010 and commercial operation in April 2011. Construction of the converter sites at Maasvlakte and the Isle of Grain is now complete. Land cable manufacture is now complete and the majority of the marine cable has now been manufactured and tested.
We have made further progress towards generating sustainable power and heat at our pressure reduction stations via Blue-NG, our joint venture with the renewable generation company, 2OC. Construction contracts for the first two sites are in place and detailed design work is well underway.
The Millennium pipeline in New York has completed its first full year of operations this year. Expansion plans are being considered to provide a gas transmission service from the Marcellus Shale production areas in Pennsylvania to the New York City markets.

National Grid
2009/10 Full Year Results

BOARD CHANGES
Robert Catell retired as Non-executive Director and Deputy Chairman of National Grid on 27 July 2009.
METRIC DEFINITIONS
The financial metrics we have reported today are designed to give greater transparency on National Grid’s relative performance and our performance against regulatory contracts.
NATIONAL GRID RETURN ON EQUITY (nominal)
This metric captures the total operational and financial performance of the company.
Calculation: IFRS adjusted profit after tax divided by the equity base.
•
IFRS adjusted operating profit after tax is as reported on a business performance basis, adjusted for: regulatory depreciation; capitalisation, mainly relating to gas distribution mains replacement (repex) in the UK; pensions; indexation of our UK regulatory asset value; and discontinued operations.

•
Equity base is equal to the total UK regulatory asset value; plus total capital invested in our US businesses; plus net assets for our Non-regulated and other businesses; minus net debt as reported under IFRS.

UK OPERATIONAL RETURN (real)
(Transmission – UK; Gas Distribution – UK)
This metric is comparable to the “vanilla return” used by Ofgem.
Calculation: (IFRS adjusted operating profit minus current tax), divided by regulatory asset value
•	IFRS adjusted operating profit is as reported on a business performance basis, adjusted for: regulatory depreciation; capitalisation of gas distribution mains replacement (repex); and pensions.
•	Current tax is the tax charge as reported on a regulatory basis.
US REGULATED RETURN ON EQUITY (nominal)
(Transmission – US; Gas Distribution – US; Electricity Distribution and Generation)
This is a US GAAP metric as calculated annually (financial year to 31 March for New England Power; calendar year to 31 December in Massachusetts and New York) and reported to our regulators.
Calculation: Regulated net income divided by equity rate base.
•	Regulated net income is adjusted for earned savings in New York.
•	Equity rate base is as reported to our regulators. For New England Power the rate base applied is the common equity excluding goodwill.
INTEREST COVER
This is an IFRS metric and reflects the calculation used by our credit rating agencies. It is used as an indicator of balance sheet efficiency.
Calculation: Adjusted funds from operations divided by adjusted interest expense.
EFFICIENCY METRIC
Calculation: Adjusted regulated controllable costs divided by asset base.
•	Regulated controllable costs excluding bad debts.
•	Asset base is the estimated mid year UK regulatory asset value and US rate base.
Worked examples are available at www.nationalgrid.com.

National Grid
2009/10 Full Year Results

CONTACTS
National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Neil Pullen	+44 (0)20 7004 3143	+44 (0) 7770 703070(m)
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447(m)
Andy Mead	+44 (0)20 7004 3166	+44 (0)7752 890787(m)
Iwan Hughes	+44 (0)20 7004 3169	+44 (0) 7900 405898(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)
Chris Mostyn	+1 781 907 1726	+1 347 702 3740(m)
Gemma Stokes	+44 (0)1926 65 3555	+44 (0)7974 198333(m)
Brunswick: Tom Burns	+44 (0)20 7396 5333	+44 (0)7974 982333(m)
An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 8:30am (UK time) today.

Live telephone coverage of the analyst presentation - password National Grid
UK dial in number	+44 (0) 207 806 1957	US dial in number	+1 212 444 0413
Confirmation Code	3684310
Telephone replay of the analyst presentation (available until 19 July 2010)
Dial in number	+44 (0) 207 111 1244	US dial in number	+1 347 366 9565
Confirmation Code	3684310
A short video of Steve Holliday talking about these results is available on www.cantos.com. A live web cast of the presentation will also be available at www.nationalgrid.com.
Photographs are available on www.newscast.co.uk.
You can view or download copies of our latest Annual Report or the Annual Review from our website at www.nationalgrid.com/corporate/Investor+Relations/ or request a free printed copy by contacting investor.relations@ngrid.com.
This announcement does not constitute, or form part of an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities. The securities referred to herein have not been and will not be registered under the Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer of such securities in the United States.

National Grid
2009/10 Full Year Results

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations to National Grid; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in National Grid’s borrowing and debt arrangements; changes to credit ratings of National Grid and its subsidiaries; adverse changes and volatility in the global credit markets; National Grid’s ability to access capital markets and other sources of credit in a timely manner and other sources of credit on acceptable terms; deflation or inflation; the seasonality of National Grid’s businesses; the future funding requirements of National Grid’s pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the inability to attract, train or retain qualified personnel; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect National Grid’s effective rate of tax; incorrect assumptions or conclusions underpinning business development activity, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities and the performance of National Grid’s subsidiaries. In addition National Grid’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the SEC) (and in particular the Risk Factors and Operating and Financial Review sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause its results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.

National Grid
2009/10 Full Year Results

CONSOLIDATED INCOME STATEMENT
for the years ended 31 March		2010	2009
	Notes	£m	£m

Revenue	2a	13,988	15,624
Other operating income		19	63
Operating costs		(10,714)	(13,064)

Operating profit
- Before exceptional items, remeasurements and stranded cost recoveries	2b	3,121	2,915
- Exceptional items, remeasurements and stranded cost recoveries	3	172	(292)
Total operating profit	2b	3,293	2,623

Interest income and similar income	4	1,005	1,315
Interest expense and other finance costs
- Before exceptional items and remeasurements		(2,160)	(2,465)
- Exceptional items and remeasurements	3	47	(84)
Total interest expense and other finance costs	4	(2,113)	(2,549)

Share of post-tax results of joint ventures and associates		8	5

Profit before taxation
- Before exceptional items, remeasurements and stranded cost recoveries	2b	1,974	1,770
- Exceptional items, remeasurements and stranded cost recoveries	3	219	(376)
Total profit before taxation	2b	2,193	1,394
Taxation
- Before exceptional items, remeasurements and stranded cost recoveries	5	(553)	(517)
- Exceptional items, remeasurements and stranded cost recoveries	3	(251)	45
Total taxation		(804)	(472)

Profit from continuing operations after taxation
- Before exceptional items, remeasurements and stranded cost recoveries		1,421	1,253
- Exceptional items, remeasurements and stranded cost recoveries	3	(32)	(331)
Profit for the year from continuing operations		1,389	922

Profit for the year from discontinued operations
- Before exceptional items and remeasurements		–	9
- Exceptional items and remeasurements		–	16
		–	25

Profit for the year		1,389	947

Attributable to:
- Equity shareholders of the parent		1,386	944
- Minority interests		3	3

		1,389	947

Earnings per share from continuing operations*
- Basic	6a	56.1p	36.9p
- Diluted	6b	55.8p	36.6p

Earnings per share*
- Basic	6a	56.1p	37.9p
- Diluted	6b	55.8p	37.6p

Dividends per ordinary share: paid during the year	7	36.65p	33.94p
Dividends per ordinary share: for the year		38.49p	35.64p

* Comparative EPS data have been restated to reflect the impact of the additional shares issued as scrip dividends

National Grid
2009/10 Full Year Results

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended 31 March	2010	2009
	£m	£m

Profit for the year	1,389	947

Other comprehensive income/(loss):
Exchange adjustments	33	464
Actuarial net losses	(731)	(2,018)
Deferred tax on actuarial net losses	175	678
Net losses taken to equity in respect of cash flow hedges	(45)	(1)
Transferred to profit or loss on cash flow hedges	3	(53)
Deferred tax on cash flow hedges	9	19
Net gains taken to equity on available-for-sale investments	54	9
Transferred to profit or loss on sale of available-for-sale investments	(6)	(18)
Deferred tax on available-for-sale investments	(5)	7
Share of post-tax other comprehensive income of joint ventures and associates	5	-

Other comprehensive loss for the year	(508)	(913)

Total comprehensive income for the year	881	34

Total comprehensive income attributable to:
- Equity shareholders of the parent	879	26
- Minority interests	2	8

	881	34

National Grid
2009/10 Full Year Results

CONSOLIDATED BALANCE SHEET
at 31 March		2010	2009
	Notes	£m	£m

Non-current assets
Goodwill		5,102	5,391
Other intangible assets		389	370
Property, plant and equipment		30,855	29,545
Deferred tax assets		-	137
Pension asset		-	269
Other non-current assets		162	106
Financial and other investments		486	361
Derivative financial assets	9	1,494	1,533

Total non-current assets		38,488	37,712

Current assets
Inventories and current intangible assets		407	556
Trade and other receivables		2,293	2,672
Financial and other investments	9	1,397	2,197
Derivative financial assets	9	248	593
Cash and cash equivalents	9	720	737

Total current assets		5,065	6,755

Total assets	2c	43,553	44,467

Current liabilities
Borrowings	9	(2,806)	(3,253)
Derivative financial liabilities	9	(212)	(307)
Trade and other payables		(2,847)	(2,835)
Current tax liabilities		(391)	(383)
Provisions		(303)	(248)

Total current liabilities		(6,559)	(7,026)

Non-current liabilities
Borrowings	9	(22,318)	(23,540)
Derivative financial liabilities	9	(662)	(633)
Other non-current liabilities		(1,974)	(2,092)
Deferred tax liabilities		(3,324)	(2,661)
Pensions and other post-retirement benefit obligations		(3,098)	(3,080)
Provisions		(1,407)	(1,451)

Total non-current liabilities		(32,783)	(33,457)

Total liabilities		(39,342)	(40,483)

Net assets		4,211	3,984

Equity
Called up share capital		298	294
Share premium account		1,366	1,371
Retained earnings		7,316	7,135
Other equity reserves		(4,781)	(4,830)

Shareholders’ equity		4,199	3,970
Minority interests		12	14

Total equity		4,211	3,984

National Grid
2009/10 Full Year Results

					Total
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the years ended 31 March	Called-up	Share		Other	share-
	share	premium	Retained	equity	holders’	Minority	Total
	capital	account	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m

At 1 April 2008	294	1,371	8,943	(5,252)	5,356	18	5,374
Total comprehensive (loss)/income for the year	-	-	(396)	422	26	8	34
Equity dividends	-	-	(838)	-	(838)	-	(838)
Other movements in minority interests	-	-	-	-	-	(12)	(12)
Share-based payment	-	-	22	-	22	-	22
Issue of treasury shares	-	-	8	-	8	-	8
Repurchase of share capital and purchase of treasury shares	-	-	(603)	-	(603)	-	(603)
Tax on share-based payment	-	-	(1)	-	(1)	-	(1)

At 31 March 2009	294	1,371	7,135	(4,830)	3,970	14	3,984

Total comprehensive income for the year	-	-	830	49	879	2	881
Equity dividends	-	-	(893)	-	(893)	-	(893)
Scrip dividend related share issue	4	(5)	205	-	204	-	204
Other movements in minority interests	-	-	-	-	-	(4)	(4)
Share-based payment	-	-	25	-	25	-	25
Issue of treasury shares	-	-	18	-	18	-	18
Purchase of treasury shares	-	-	(7)	-	(7)	-	(7)
Tax on share-based payment	-	-	3	-	3	-	3

At 31 March 2010	298	1,366	7,316	(4,781)	4,199	12	4,211

National Grid
2009/10 Full Year Results

CONSOLIDATED CASH FLOW STATEMENT
for the years ended 31 March		2010	2009
	Notes	£m	£m

Cash flows from operating activities
Total operating profit	2b	3,293	2,623
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3	(172)	292
Depreciation and amortisation		1,188	1,122
Share-based payment charge		25	22
Changes in working capital		431	54
Changes in provisions		(98)	(99)
Changes in pensions and other post-retirement benefit obligations		(521)	(678)
Cash flows relating to exceptional items		(135)	(131)
Cash flows relating to stranded cost recoveries		361	359

Cash flows generated from continuing operations		4,372	3,564
Cash flows relating to discontinued operations (excluding tax)		-	(8)

Cash generated from operations		4,372	3,556
Tax received/(paid)		144	(143)

Net cash inflow from operating activities		4,516	3,413

Cash flows from investing activities
Acquisition of investments		(86)	(73)
Sale of investments		6	-
Purchases of intangible assets		(104)	(78)
Purchases of property, plant and equipment		(3,007)	(3,107)
Disposals of property, plant and equipment		15	27
Dividends received from joint ventures		18	-
Interest received		21	85
Net movements in financial investments		805	99

Cash flows used in continuing operations – investing activities		(2,332)	(3,047)
Cash flows relating to discontinued operations
- disposal proceeds (net of tax) (i)		-	1,053
- other investing activities		-	(4)

Net cash flow used in investing activities		(2,332)	(1,998)

Cash flows from financing activities
Proceeds from issue of treasury shares		18	8
(Decrease)/increase in borrowings and related derivatives		(499)	1,641
Interest paid		(1,003)	(1,061)
Exceptional finance costs on the redemption of debt		(33)	-
Dividends paid to shareholders		(688)	(838)
Repurchase of share capital and purchase of treasury shares		(7)	(627)

Net cash flow used in financing activities		(2,212)	(877)

Net (decrease)/increase in cash and cash equivalents	8	(28)	538
Exchange movements		(1)	18
Net cash and cash equivalents at start of year		720	164

Net cash and cash equivalents at end of year (ii)		691	720

i)	2009 includes payment of tax arising on disposal of the Ravenswood generation station and other businesses of £564m.

ii)	Net of bank overdrafts of £29m (2009: £17m).

National Grid
2009/10 Full Year Results

NOTES TO THE PRELIMINARY ANNOUNCEMENT
1. Basis of preparation and new accounting standards, interpretations and amendments
The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2010, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2009 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006 or Section 237 of the Companies Act 1985 respectively.
The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2010 and consistent with those applied in the preparation of our accounts for the year ended 31 March 2009, except for the impact of new standards, interpretations and amendments noted below.
During the year ended 31 March 2010, the Company adopted the following International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) or amendments, and interpretations by the International Financial Reporting Interpretations Committee (IFRIC). The impact of IFRIC 18 ‘Transfers of assets from customers’ is to increase operating profit for the year ended 31 March 2010 and reduce liabilities at 31 March 2010 by £22m. In accordance with the transition provisions of IFRIC 18, comparative amounts have not been restated. None of the other pronouncements had a material impact on the Company’s consolidated results or assets and liabilities.
•	IFRIC 18 on transfers of assets from customers

•	IAS 1 revised on the presentation of financial statements

•	Amendment to IFRS 7 on improving disclosures about financial instruments

•	IFRS 8 on operating segments

•	IAS 23 revised on borrowing costs

•	IFRIC 13 on customer loyalty programmes

•	Amendment to IFRS 2 on share-based payments

•	Amendments to IAS 32 and IAS 1 on puttable financial instruments and obligations arising on liquidation

•	Amendments to IFRS 1 and IAS 27 on recognition of investments on first-time adoption of IFRS and dividends out of pre-acquisition profits

•	Improvements to IFRS 2008

•	IFRIC 15 on agreements for the construction of real estate

•	IFRIC 16 on hedges of a net investment in a foreign operation

•	Amendment to IAS 39 on the effective date for reclassification of financial assets

•	Amendments to IAS 39 and IFRIC 9 on embedded derivatives
Date of approval
This announcement was approved by the Board of Directors on 19 May 2010.

National Grid
2009/10 Full Year Results

2. Segmental analysis
The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The following table describes the main activities for each operating segment:

Transmission UK	High voltage electricity transmission networks, the gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.
Transmission US	High voltage electricity transmission networks in New York and New England.
Gas Distribution UK	Four of the eight regional networks of Great Britain’s gas distribution system.
Gas Distribution US	Gas distribution in New York and New England.
Electricity Distribution & Generation US	Electricity distribution in New York and New England and electricity generation in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK-based gas and electricity metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US gas fields; together with corporate activities.
Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject.
a)    Revenue

Years ended 31 March	2010	2009
	£m	£m

Operating segments – continuing operations
Transmission UK	3,460	3,487
Transmission US	405	420
Gas Distribution UK	1,517	1,466
Gas Distribution US	3,708	4,786
Electricity Distribution & Generation US	4,339	4,972
Other activities	738	719
Sales between segments	(179)	(226)

	13,988	15,624

Total excluding stranded cost recoveries	13,612	15,189
Stranded cost recoveries	376	435

	13,988	15,624

Geographical areas
UK	5,524	5,334
US	8,464	10,290

	13,988	15,624

National Grid
2009/10 Full Year Results

2. Segmental analysis (continued)
A reconciliation of the operating segments’ measure of profit to total profit before taxation is provided below. Further details of exceptional items, remeasurements and stranded cost recoveries are provided in note 3.
b)    Operating profit

	Before exceptional items,		After exceptional items,
	remeasurements and stranded		remeasurements and stranded
	cost recoveries		cost recoveries
Years ended 31 March	2010	2009	2010	2009
	£m	£m	£m	£m

Operating segments – continuing operations
Transmission UK	1,311	1,126	1,252	1,063
Transmission US	153	175	151	173
Gas Distribution UK	723	672	682	629
Gas Distribution US	414	612	448	226
Electricity Distribution & Generation US	374	265	701	531
Other activities	146	65	59	1

	3,121	2,915	3,293	2,623

Geographical areas
UK	2,180	1,875	2,007	1,729
US	941	1,040	1,286	894

	3,121	2,915	3,293	2,623

Reconciliation to profit before tax:
Operating profit	3,121	2,915	3,293	2,623
Interest income and similar income	1,005	1,315	1,005	1,315
Interest expense and other finance costs	(2,160)	(2,465)	(2,113)	(2,549)
Share of post-tax results of joint ventures and associates	8	5	8	5

Profit before tax – continuing operations	1,974	1,770	2,193	1,394

c)    Total assets

As at 31 March	2010	2009
	£m	£m

Operating segments
Transmission UK	11,085	10,451
Transmission US	2,467	2,238
Gas Distribution UK	6,592	6,158
Gas Distribution US	9,454	10,112
Electricity Distribution & Generation US	7,289	7,854
Other activities	2,557	2,289

	39,444	39,102
Joint ventures	250	168
Unallocated	3,859	5,197

Total assets	43,553	44,467

Geographical areas
UK	19,720	18,527
US	19,974	20,743
Unallocated	3,859	5,197

	43,553	44,467

The analysis of total assets includes all attributable goodwill and excludes inter segment balances. Unallocated total assets comprise cash and cash equivalents, taxation, current financial investments and total derivative financial assets.

National Grid
2009/10 Full Year Results

3. Exceptional items, remeasurements and stranded cost recoveries
Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses and gains or losses on disposals of businesses or investments.
Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.
Stranded cost recoveries represent the recovery of historic generation related costs in the US related to generation assets that are no longer owned. Such costs can be recovered from customers as permitted by regulatory agreements.

Years ended 31 March	2010	2009
	£m	£m

Exceptional items – restructuring costs (i)	(149)	(192)
Exceptional items – environmental related provisions (ii)	(63)	(78)
Exceptional items – gain on disposal of subsidiary and associate (iii)	11	-
Exceptional items – other (iv)	(67)	(5)
Remeasurements – commodity contracts (v)	71	(443)
Stranded cost recoveries (vi)	369	426
Total exceptional items, remeasurements and stranded cost recoveries included within operating profit	172	(292)

Exceptional items – debt redemption costs (vii)	(33)	-
Remeasurements – commodity contracts (v)	(1)	(2)
Remeasurements – net gains/(losses) on derivative financial instruments (viii)	81	(82)
Total exceptional items and remeasurements included within finance costs	47	(84)

Total exceptional items, remeasurements and stranded cost recoveries before taxation	219	(376)

Exceptional tax item – deferred tax charge arising from change in UK industrial building allowance regime (ix)	-	(49)
Exceptional tax item – other (x)	(41)	-
Tax on exceptional items – restructuring costs (i)	45	59
Tax on exceptional items – environmental related provisions (ii)	8	16
Tax on exceptional items – gain on disposal of subsidiary and associate (iii)	(2)	-
Tax on exceptional items – other (iv)	19	2
Tax on exceptional items – debt redemption costs (vii)	2	-
Tax on remeasurements – commodity contracts (v)	(28)	179
Tax on remeasurements – derivative financial instruments (viii)	(106)	8
Tax on stranded cost recoveries (vi)	(148)	(170)

Tax on exceptional items, remeasurements and stranded cost recoveries	(251)	45

Total exceptional items, remeasurements and stranded cost recoveries	(32)	(331)

Total exceptional items after taxation	(270)	(247)
Total commodity contract remeasurements after taxation	42	(266)
Total derivative financial instrument remeasurements after taxation	(25)	(74)
Total stranded cost recoveries after taxation	221	256

Total exceptional items, remeasurements and stranded cost recoveries after taxation	(32)	(331)

National Grid
2009/10 Full Year Results

3. Exceptional items, remeasurements and stranded cost recoveries (continued)

i)	Restructuring costs include costs related to the integration of KeySpan of £30m (2009: £53m), the further restructuring of our liquefied natural gas (LNG) storage facilities of £41m (2009: £50m), transformation related initiatives of £56m (2009: £68m) and costs associated with the outsourcing of elements of our UK shared services organisation of £22m. Charges in the comparative years also included planned cost reduction programmes in our UK businesses (2009: £21m).

ii)	Environmental charges include £21m related to specific exposures in the US together with £42m arising from changes in landfill tax legislation in the UK. For the year ended 31 March 2010, the UK charge was £42m (2009: £37m) and the US charge £21m (2009: £41m). Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

iii)	During the year there was a gain of £5m on the sale of a 30.29% investment in the associate Steuben Gas Storage Company. In addition there was the release of various unutilised provisions amounting to £6m originally recorded on the sale of Advantica in 2008.

iv)	Other costs for the year ended 31 March 2010 include: an impairment charge of £11m and an amortisation charge of £6m (2009: £5m) in relation to acquisition-related intangibles; a charge of £9m relating to US healthcare costs arising from recent legislative changes; and £41m related to a fine of £15m together with associated costs, and provisions against receivables and other balance sheet items. For further details on the fine levied upon us by the Gas and Electricity Markets Authority (GEMA) refer to note 10.

v)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which are based on the change in the commodity contract liability and those impacting finance costs as a result of the time value of money.

vi)	Stranded cost recoveries include the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. Stranded cost recoveries on a pre-tax basis consist of revenue of £376m (2009: £435m) and operating costs of £7m (2009: £9m).

vii)	Debt redemption costs in the year represent one-off costs relating to the early redemption of a significant loan.

viii)	Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in equity or which are offset by adjustments to the carrying value of debt. The tax charge in the year ended 31 March 2010 includes a £78m (2009: £1m) charge in respect of prior years.

ix)	The exceptional tax charge of £49m in the year ended 31 March 2009 arose from a change in the UK industrial building allowance regime arising in the 2008 Finance Act. This resulted in an increase in deferred tax liabilities.

x)	The exceptional tax charge of £41m arises due to a change in US tax legislation under the Patient Protection and Affordable Care Act.
4. Finance income and costs

Years ended 31 March	2010	2009
	£m	£m

Expected return on pension and other post-retirement benefit plan assets	981	1,236
Interest income on financial instruments	24	79

Interest income and similar income	1,005	1,315

Interest on pension and other post-retirement benefit plan obligations	(1,193)	(1,250)
Interest expense on financial instruments	(996)	(1,280)
Unwinding of discounts on provisions	(70)	(68)
Less: interest capitalised	99	133

Interest expense and other finance costs before exceptional items and remeasurements	(2,160)	(2,465)

Exceptional debt redemption costs	(33)	-
Net gains/(losses) on derivative financial instruments and commodity contracts	80	(84)

Exceptional items and remeasurements	47	(84)

Interest expense and other finance costs	(2,113)	(2,549)

Net finance costs	(1,108)	(1,234)

Comprising:
Interest income and similar income	1,005	1,315
Interest expense and other finance costs:
Before exceptional items and remeasurements	(2,160)	(2,465)
Exceptional items and remeasurements (note 3)	47	(84)

After exceptional items and remeasurements	(2,113)	(2,549)

	(1,108)	(1,234)

National Grid
2009/10 Full Year Results

5. Taxation

Years ended 31 March	2010	2009
	£m	£m

Taxation before exceptional items, remeasurements and stranded cost recoveries	553	517
Exceptional tax items (note 3)	41	49
Taxation on other exceptional items, remeasurements and stranded cost recoveries	210	(94)
Taxation on total exceptional items, remeasurements and stranded cost recoveries (note 3)	251	(45)

Total tax charge	804	472

Taxation as a percentage of profit before taxation:	%	%

Before exceptional items, remeasurements and stranded cost recoveries	28.0	29.2
After exceptional items, remeasurements and stranded cost recoveries	36.7	33.9

The tax charge for the year can be analysed as follows:	£m	£m

United Kingdom
Corporation tax at 28% (2009: 28%)	197	37
Corporation tax adjustment in respect of prior years (i)	(31)	(54)
Deferred tax	259	339
Deferred tax adjustment in respect of prior years (ii)	(5)	-

	420	322

Overseas
Corporate tax	74	105
Corporate tax adjustment in respect of prior years	(364)	38
Deferred tax	279	37
Deferred tax adjustment in respect of prior years	395	(30)

	384	150

Total tax charge	804	472

i) The UK corporation tax adjustment in respect of prior years includes a £76m charge (2009: £2m credit) that relates to exceptional items, remeasurements and stranded cost recoveries.
ii) The UK deferred tax adjustment in respect of prior years includes a £1m charge (2009: £1m charge) that relates to exceptional items, remeasurements and stranded cost recoveries.

National Grid
2009/10 Full Year Results

6. Earnings per share
a) Basic earnings per share

Years ended 31 March		Earnings		Earnings
	Earnings	per share	Earnings	per share
	2010	2010	2009	2009*
	£m	pence	£m	pence

Adjusted – continuing operations	1,418	57.4	1,250	50.2
Exceptional items after taxation	(270)	(10.9)	(247)	(9.9)
Commodity contract remeasurements after taxation	42	1.7	(266)	(10.7)
Derivative financial instrument remeasurements after taxation	(25)	(1.0)	(74)	(3.0)
Stranded cost recoveries after taxation	221	8.9	256	10.3

Continuing operations	1,386	56.1	919	36.9

Adjusted – discontinued operations	-	-	9	0.4
Gain on disposal of operations after taxation	-	-	16	0.6

Discontinued operations	-	-	25	1.0

Basic	1,386	56.1	944	37.9

		millions		millions*

Weighted average number of shares – basic*		2,470		2,490

b) Diluted earnings per share

		Earnings		Earnings
Years ended 31 March	Earnings	per share	Earnings	per share
	2010	2010	2009	2009*
	£m	pence	£m	pence

Adjusted diluted – continuing operations	1,418	57.1	1,250	49.9
Exceptional items after taxation	(270)	(10.9)	(247)	(9.9)
Commodity contract remeasurements after taxation	42	1.7	(266)	(10.6)
Derivative financial instrument remeasurements after taxation	(25)	(1.0)	(74)	(3.0)
Stranded cost recoveries after taxation	221	8.9	256	10.2

Diluted – continuing operations	1,386	55.8	919	36.6

Adjusted diluted – discontinued operations	-	-	9	0.4
Gain on disposal of operations after taxation	-	-	16	0.6

Diluted – discontinued operations	-	-	25	1.0

Diluted	1,386	55.8	944	37.6

		millions		millions*

Weighted average number of shares – diluted*		2,483		2,507

* Comparative EPS data have been restated to reflect the impact of the additional shares issued as scrip dividends

National Grid
2009/10 Full Year Results

7. Dividends

Years ended 31 March	2010	2010	2010	2009	2009
	pence		settled	pence
	(per ordinary	Total	via scrip	(per ordinary	Total
	share)	£m	£m	share)	£m

Interim – year ended 31 March 2010	13.65	336	68	-	-
Final – year ended 31 March 2009	23.00	557	137	-	-
Interim – year ended 31 March 2009	-	-	-	12.64	307
Final – year ended 31 March 2008	-	-	-	21.30	531

	36.65	893	205	33.94	838

In addition, the Directors are proposing a final dividend for 2010 of 24.84p per share that will absorb approximately £615m of shareholders’ equity (assuming all amounts are settled in cash). It will be paid on 18 August 2010 to shareholders who are on the register of members at 4 June 2010. A scrip dividend will be offered as an alternative.
8. Reconciliation of net cash flow to movement in net debt

Years ended 31 March	2010	2009
	£m	£m

(Decrease)/increase in cash and cash equivalents	(28)	538
Decrease in financial investments	(805)	(99)
Decrease/(increase) in borrowings and related derivatives (i)	499	(1,641)
Net interest paid on the components of net debt	999	956

Change in net debt resulting from cash flows	665	(246)
Changes in fair value of financial assets and liabilities and exchange movements	865	(3,625)
Net interest charge on the components of net debt	(996)	(1,161)

Movement in net debt (net of related derivative financial instruments) in the year	534	(5,032)
Net debt (net of related derivative financial instruments) at start of year	(22,673)	(17,641)

Net debt (net of related derivative financial instruments) at end of year	(22,139)	(22,673)

i) The decrease/(increase) in borrowings and related derivatives for the year ended 31 March 2010 comprises proceeds from loans received of £1.9bn (2009: £4.9bn) less payments to repay loans of £2.3bn (2009: £2.6bn) and movement in short-term borrowings and derivative settlements of £0.1bn (2009: £0.7bn).
9. Net debt

At 31 March	2010	2009
	£m	£m

Cash and cash equivalents	720	737
Bank overdrafts	(29)	(17)

Net cash and cash equivalents	691	720
Financial investments	1,397	2,197
Borrowings (excluding bank overdrafts)	(25,095)	(26,776)

	(23,007)	(23,859)

Net debt related derivative financial assets	1,742	2,126
Net debt related derivative financial liabilities	(874)	(940)

Net debt (net of related derivative financial instruments)	(22,139)	(22,673)

National Grid
2009/10 Full Year Results

10. Commitments and contingencies

At 31 March	2010	2009*
	£m	£m

Future capital expenditure contracted for but not provided	1,738	1,626
Commitments under non-cancellable operating leases	926	1,085
Energy purchase commitments (i)	3,535	3,645
Guarantees (ii)	1,189	1,202
Other commitments and contingencies (iii)	930	644

* Comparatives have been restated to present items on a basis consistent with the current year classification
i)	Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in other non-current assets, trade and other receivables, trade and other payables and other non-current liabilities. At 31 March 2010 these amounted to £222m (2009: £310m).
ii)	Details of the guarantees entered into by the Company or its subsidiary undertakings at 31 March 2010 are shown below:
a)	a guarantee in respect of Ravenswood Unit 40 financing amounting to approximately £377m. This expires in 2040;

b)	a letter of support of obligations under a shareholders’ agreement relating to the interconnector project between Britain and the Netherlands amounting to approximately £254m. This expires on commissioning expected early 2011;

c)	guarantees of certain obligations in respect of the UK Grain LNG Import Terminal amounting to approximately £164m. These run for varying lengths of time, expiring between now and 2028;

d)	a guarantee amounting to approximately £120m of half of the obligations of the interconnector project between Britain and the Netherlands. This expires on commissioning expected early 2011;

e)	guarantees of the liabilities of a metering subsidiary under meter operating contracts amounting to £53m. These are ongoing;

f)	an uncapped guarantee, for which the maximum liability is estimated at £40m, to The Crown Estates in support of the transfer of the interconnector between France and England to National Grid Interconnectors Limited as part of the Licence to Assign Lease. This is ongoing;

g)	letters of credit in support of gas balancing obligations amounting to £26m, lasting for less than one year;

h)	guarantees of £14m relating to certain property obligations. The bulk of these expire by December 2025;

i)	collateral of £15m to secure syndicate insurance obligations which are evergreen;

j)	guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligations to supply telecommunications services. These are open-ended;

k)	guarantees of the liabilities of our subsidiary, National Grid Carbon Limited, under contracts in connection with work on a carbon capture and storage demonstration project amounting to £20m. These expire on completion of the project expected in 2011; and

l)	other guarantees amounting to £92m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.
iii)	Includes commitments largely relating to gas purchasing and property remediation of £921m (2009: £615m).
We reported in previous Annual Reports and Accounts a decision by the Gas and Electricity Markets Authority (GEMA) to fine National Grid £41.6 million for a breach of the UK Competition Act 1998 in respect of term contracts with gas suppliers entered into by our UK metering services business in 2004. This decision was overturned in part and the fine reduced to £30m by the Competition Appeal Tribunal in April 2009 and the fine was further reduced to £15m by the Court of Appeal in a reserved judgement (not otherwise affecting the Competition Appeal Tribunal’s judgement) issued in February 2010. On 22 March 2010, National Grid applied for leave to appeal the Court of Appeal’s judgement to the Supreme Court.
As at 31 March 2010, we have provided for the fine together with associated costs and have provided against certain trade receivables and other balance sheet items. Without prejudice to our position in relation to appealing the Court of Appeal’s judgement, the £15m fine was paid to GEMA on 1 April 2010.
In October 2008, we informed Ofgem that mains replacement activity carried out by the UK Gas Distribution business may have been misreported. Ofgem’s investigation continues, so that at present it is too early to determine the likely outcome of the investigation and any potential consequences arising from it.
As previously reported, in May 2007, KeySpan received a civil investigative demand from the Antitrust Division of the US Department of Justice (the DOJ) and a further one in April 2008, requesting the production of documents and information relating to its investigation of competitive issues in the New York City electricity capacity market prior to the Company’s acquisition of KeySpan. In February 2010, the DOJ filed a proposed final judgement in the US District Court for the Southern District of New York. Under the terms of the proposed settlement, the DOJ and KeySpan agreed that KeySpan will pay US$12m in full and final resolution of the DOJ’s civil investigative demands. This agreement contains no admissions of liability by KeySpan and remains subject to court approval, which is currently anticipated later in 2010.
On 18 March 2010, a putative class action was commenced against KeySpan and Morgan Stanley in the Supreme Court for the State of New York in Bronx County. The complaint alleges that a financial swap transaction between KeySpan and Morgan Stanley in January 2006 caused customers of Consolidated Edison, Inc. to overpay for electricity between May 2006 and February 2008. The complaint seeks compensatory damages of US$160m, as well as punitive damages plus legal costs. National Grid’s management believes that the complaint and its allegations are without merit.

National Grid
2009/10 Full Year Results

11. Exchange rates
The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

As at 31 March	2010	2009

Closing rate applied at year end	1.52	1.44
Average rate applied for the year	1.58	1.54

12. Related party transactions
The following information is provided in accordance with IAS 24 ‘Related Party Disclosures’, as being material transactions with related parties during the year. These transactions are with joint ventures and a pension plan and were in the normal course of business and are summarised below:

Years ended 31 March	2010	2009
	£m	£m

Sales: Services supplied to a pension plan and joint ventures	5	4
Purchases: Services received from joint ventures	73	44
Interest income: Interest received on loans with joint ventures	1	-

Receivable from a pension plan and joint ventures	1	-
Payable to joint ventures	6	6

Dividends received from joint ventures	18	-

Amounts receivable from and payable to related parties are due on normal commercial terms.
At 31 March 2010, there was a loan receivable from Blue-NG Limited (a joint venture) of £23m (2009: £nil) of which £4m is non interest-bearing and the remainder bears interest at 14% per annum.